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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of September 24, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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Thursday 24 September 1998 - Embargoed for 2.00pm



                       MICRO FOCUS GROUP PLC (THE "GROUP")
                                  BOARD CHANGES


Effective as of the completion of Micro Focus Group plc's acquisition of Intersolv, Inc. on 24 September 1998, Paul Adams resigned as a director of the Group and Kevin Burns, Gary Greenfield and Michel Berty were appointed as non-executive directors of the Group.


Rick Van Hoesen                                             US:  650-404-7019
Senior Vice President                                       UK: 01635-32646
Chief Financial Officer

Giles Sanderson/Edward Bridges                              UK: 0171-831-3113
Financial Dynamics